Exhibit 99.1

Uxin Reports Fourth Quarter and Fiscal Year 2021 Financial Results

BEIJING, July 30, 2021 – Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading nationwide online used car dealer in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended March 31, 2021.

Uxin Fiscal Year Ended March 31, 2021 Annual Letter to Shareholders

Dear Shareholders,

On behalf of Uxin Limited, I would like to express my sincere appreciation for your longstanding trust and support.

In this annual shareholder letter, I am pleased to provide updates on our business performance and some of our achievements over the past twelve months. Uxin turned 10 years old in 2021, which is also a year of great significance for our company. In a challenging business environment reshaped by the COVID-19 pandemic, we completed a series of upgrades and adjustments to our business model. We remained true to our original mission and committed our efforts to creating long-term value for our customers by providing high quality and value-for-money used vehicles, and a full suite of car purchasing services.

We are pleased to record another solid performance for the quarter ended March 31, 2021. We delivered on our operational target set in the quarter ended December 31, 2020, despite a slower quarter in the Chinese domestic used car market due to the Chinese New Year holiday and constraints on our working capital. As you can see from our guidance for the quarter ended June 30, 2021, Uxin has returned to a solid growth trajectory following our successful transformation into an inventory-owning model.

In the past year, we faced the challenge of sustaining sufficient working capital for our operations. This also put significant pressures on our ability to continue as a going concern. Together, we overcame the pressing financial constraints and delivered some key achievements.

First of all, we have transformed our business into an inventory-owning model. The transformation into an inventory-owning model has enabled us to substantially enhance the quality of the vehicles we offer to our customers as we apply very strict inspection standards. This was a critical decision driven by the enormous pressure on our business from the combined impact of COVID-19 and severe capital constraints. We faced the challenges head on and successfully transformed the business with a stronger foundation of a much leaner and efficient operation. As a customer-centric company, we believe the key to creating customer value is to continuously improve on customer satisfaction. In a used car transaction, the key to customer satisfaction is to enhance vehicle quality and provide best-in-class after-sales services. Under an inventory-owning model, we can have better control over the quality of our vehicles. Since September 2020, our veteran team have acquired used cars in more than 40 cities across China, and only the ones that met our strict standards in terms of quality and value for money were added to our vehicle inventory.

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Customers come first. In order to better implement our goal of improving customer satisfaction, we have been closely monitoring our sales net promoter score, or NPS, since the second quarter of 2020. Our committed efforts in the past year have generated some impressive results. We were happy to see that our NPS remained at 42 in the quarter ended March 31,2021, the same as the previous quarter despite of the negative impact on vehicle deliveries during the Chinese New Year holiday. To put the much improved score in perspective, our NPS was only 10 when we just started to monitor this metric in the quarter ended June 30, 2020. Maintaining an industry high NPS of 42 for two consecutive quarters reflects the strong customer recognition of our premium quality used vehicles and services. It also demonstrates that we are heading in the right direction with our inventory-owning business model. Moving forward, we will conduct regular assessments and necessary improvements to our products and services based on customers’ feedback, in order to provide the best-in-class car-purchasing experience in the industry.

After more than a year of effort, we divested our loan facilitation business and settled our remaining guarantee liabilities in July 2020. In order to meet our customers’ financing need, we established new cooperation with financial institutions to provide third-party auto loan financing options which we no longer undertake any credit risks.

We also made sustained efforts to enhance our operational cost management and adjusted our organizational structure accordingly following our business model transformation. Meanwhile, we constantly refined every step in our business process in order to further boost our operational efficiency. In the first quarter of 2021, non-GAAP adjusted loss from continuing operations decreased by 40% to RMB98 million compared with the quarter ended December 31, 2020. In the next quarter, we expect our operational loss to further narrow down. So far, we have developed a set of refined operational models that we believe are well aligned with our business development. Even when our cash liquidity was tight, such operational models still allowed us to focus our resources and capital on creating long-term value for our customers.

Our first inspection and reconditioning center (IRC) in Xi’an was officially in operation in March 2021. As an important infrastructure part of our business transformation, IRC has been designed to service a range of functions including vehicle refurbishment, warehousing and exhibition. Establishing our own IRC allows us to have stronger control and management over the front end of our supply chain. In the past six months, we have optimized our business processes in relation to the IRC business. As our inventory of used vehicles increases, we are expecting better operating leverage driven by our investment in IRC.

During the quarter ended March 31, 2021, we expanded our sourcing of vehicles to individual car owners. This enriched our channels for sourcing high-quality vehicles, and allowed us to empower the supply chain with our expertise in used cars from the very beginning. We also established strict inspection standards, so only select premium vehicles that met our online retail requirements will be refurbished and featured on our proprietary online platform. Those that do not meet our standards to list and sell through our e-commerce platform will be sold to wholesalers through offline dealerships. Vehicle wholesale is an efficient channel to sell used cars. When our working capital was constrained, the wholesale vehicle sales business enabled us to accelerate cash flow while maintaining our penetration rate for the acquisition of premium used vehicles.

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Recently, we have secured key financing, which we believe is a game changer for our business going forward. We were glad to onboard two prominent investors, NIO Capital and Joy Capital, who share the same respect for Uxin’s business strategy, and have entered into definitive agreements for a total investment of up to US$315 million into the company, which is consist of 150 million senior convertible preferred shares and 165 million warrants. We closed the first tranche of the financing transaction on July 12,2021 and are on track to close the remaining tranches. The additional funding addressed the pressing working capital issue that we were faced with in the past twelve months. Going forward, we will remain committed to our current business model and strategic direction, and steadily expand our business network.

Like other great companies in the history, we believed that the temporary difficulties we have encountered were only going to make us stronger and more resilient. We will continuously expand our experience and learn from our successes and challenges even at the toughest times. In response to many factors, we made a few decisive but painful decisions and adjustments that we believe will benefit us in the long term. We understand that only when we genuinely place our customers at heart can we achieve sustainable development. We believe that our committed focus on the quality of our products and services will drive organic and sustained business growth in the long run.

I would like to thank all our customers for their continued trust and support even during our most difficult times.

I would also like to thank the entire Uxin team for their dedication, innovative spirit, positive work attitude, and for their strength and resilience over the years. With a strong customer-centric model, we were able to continuously steer the development of Uxin in the right direction.

Finally, I would like to thank all of our investors and shareholders for supporting Uxin’s strategic transformation and their continued trust in our management team.

With the additional financing capital going forward, we believe a new exciting chapter for Uxin lies ahead.

We will continue to explore new opportunities to further unlock the potential of our IRCs. While maintaining the quality of our used vehicles and customer satisfaction, we will focus on expanding our vehicle inventory and boosting our efficiency on refurbishing used cars. With our comprehensive measures, we believe our production capacity and business scale will steadily increase. We are confident that our sustained efforts and investments will generate greater returns for our shareholders in the long term.

Kun Dai

Chairman and Chief Executive Officer of Uxin

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Highlights for the Quarter Ended March 31, 2021

•	The Company’s first inspection and reconditioning center (IRC) in Xi’an was officially in operation in March, 2021.

•	The quarter ended March 31, 2021 is the traditional off-season in the Chinese used-car market due to the Spring Festival holiday. Despite the Company’s sales volume was lower than the prior quarter, the operating efficiencies continued to improve driven by cost reduction and optimization.

•	Transaction volume was 1,719 units for the three months ended March 31, 2021, compared with 2,307 units last quarter and 6,584 units in the same period last year.

•	Total revenues were RMB196.0 million (US$29.9 million) for the three months ended March 31, 2021, compared with RMB322.9 million last quarter and RMB103.9 million in the same period last year.

•	Gross margin was 4.6% for the three months ended March 31, 2021, compared with 2.9% last quarter and negative 6.6% in the same period last year. The increase was mainly due to the Company’s continued focus on cost management.

•	Non-GAAP adjusted loss from continuing operations was RMB98.0 million (US$15.0 million) for the three months ended March 31, 2021, compared with RMB162.5 million last quarter and RMB2,218.1 million in the same period last year.

•	Net loss from continuing operations was RMB132.8 million (US$20.3 million) for the three months ended March 31, 2021, compared with RMB172.9 million last quarter and RMB2,034.4 million in the same period last year.

Highlights for the Twelve Months Ended March 31, 2021

·	Transaction volume was 10,566 units for the twelve months ended March 31, 2021, compared with 83,037 units for the twelve months ended March 31, 2020.

•	Total revenues were RMB657.4 million (US$100.3 million) for the twelve months ended March 31, 2021, compared with RMB1,356.1 million for the twelve months ended March 31, 2020. Due to the Company’s transformation to the inventory-owning model, the revenue this quarter and last quarter were recognized on a gross basis.

•	Gross margin was negative 2.5% for the twelve months ended March 31, 2021, compared with 52.5% for the twelve months ended March 31, 2020.

•	Non-GAAP adjusted loss from continuing operations was RMB571.7 million (US$87.3 million) for the twelve months ended March 31, 2021, compared with RMB3,180.3 million for the twelve months ended March 31, 2020.

•	Net loss from continuing operations was RMB717.0 million (US$109.4 million) for the twelve months ended March 31, 2021, compared with RMB3,066.5 million for the twelve months ended March 31, 2020.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, commented, “We are pleased to report another solid result for the quarter ended March 31, 2021 despite a slower quarter in the Chinese domestic used car market due to the Chinese New Year holiday and constraints on our working capital. As we aimed at growing the business at the most efficient cost level, despite lower sales volume and revenue in the quarter, the first time in our history that our quarterly operational loss has dropped below the RMB100 million mark.”

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“In the past year, the combination of COVID-19 and severe capital constraints have brought about enormous pressure on our business, but also given us the opportunity to transform it into a much leaner and efficient model. The transformation into an inventory-owning model has enabled us to substantially enhance the quality of the vehicles we offer to our customers as we apply very strict inspection standards. This we believe is the key to ultimate customer satisfaction. As a result, our NPS improved substantially from 10 in the quarter ended June 30, 2020, to 42 in the reported quarter, the same as the previous quarter despite the negative impact on vehicle deliveries during the Chinese New Year holiday. This much improved level of customer satisfaction reflects not only the strong customer recognition of our premium quality used vehicles and services but also comforts us that we are heading in the right direction with our inventory-owning business model.”

“In March 2021, we opened our first inspection and reconditioning center, or IRC, in Xi’an. IRCs perform a range of functions including vehicle refurbishment, warehousing and exhibition. They allow us to have stronger control and management over the front end of our supply chain. As our inventory of used vehicles improves, we are expecting better operating leverage driven by our investment in IRCs. During the quarter, we also expanded our sourcing of vehicles to individual car owners. We also established strict inspection standards, so only select premium vehicles that meet our online retail requirements will be refurbished and featured on our proprietary online platform. Those that do not meet our retail standards will be sold to wholesalers through offline dealerships.”

“Our transformation and forward strategy have recently received a strong vote of confidence from two prominent investors, NIO Capital and Joy Capital. Together they have agreed to invest up to US$315 million into the company. We closed the first tranche of this financing transaction on July 12 and are well on track to close the remaining tranches. This additional funding addressed the working capital issue that we were faced with in the past six months and gives us a strong base for future growth.”

“We believe that the sometime painful but necessary decisions and adjustments we made will benefit the company’s growth the long term. I would like to thank our customers, our employees and our shareholders for their continued trust and support particularly during our most difficult times. I would also like to thank the entire Uxin team for their dedication, innovative spirit, positive work attitude, and for their strength and resilience over the years.”

Mr. Feng Lin, Chief Financial Officer of Uxin, said, “During the quarter, our cost expenses continued to decrease compared with the previous quarter, thanks to our continued efforts in refining our cost control and management. Meanwhile, the successful closing of the first tranche of our financing transaction has effectively replenished our working capital. The conversion of our convertible notes has also significantly reduced our repayment obligations. And the Company also entered into several operating payables waiver agreements, pursuant to which the Company was exempted from the repayment of trade and other payables of approximately RMB120.4 million. These efforts have successfully reduced our operational going concern risk. Looking ahead, we will implement more effective and stricter measures to reduce costs and optimize operational efficiency. We are confident that our finances will continue to improve towards a healthier level going forward. ”

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Financial Results for the Quarter Ended March 31, 2021

Total revenues were RMB196.0 million (US$29.9 million) for the three months ended March 31, 2021, compared with RMB103.9 million in the same period last year. The increase was primarily due to increases in revenue recognized on a gross basis as a result of the Company selling used cars from its own inventory since September 2020 and was partially offset by the decrease in retail transaction volume and GMV1 as a result of the Company’s business model transformation.

Retail vehicle sales revenue was RMB124.6 million (US$19.0 million) for the three months ended March 31, 2021, compared with nil in the same period last year. For the three months ended March 31, 2021, retail transaction volume was 988 units, all of which were sold from the Company’s own inventory and therefore the corresponding revenue was recognized on a gross basis.

Wholesale vehicle sales revenue was RMB51.3 million (US$7.8 million) for the three months ended March 31, 2021, compared with nil in the same period last year. Wholesale vehicle sales included sales of used vehicles acquired from individuals that did not meet the Company’s retail standards to list and sell through its proprietary ecommerce platform, and therefore, sold through offline dealerships.

Other revenue was RMB20.1 million (US$3.1 million) for the three months ended March 31, 2021, compared with RMB15.4 million in the same period last year. The increase was mainly due to commissions earned from the Company’s financing and insurance partners, and vehicle transportation revenue earned from the Company’s vehicle logistics business.

Cost of revenues was RMB187.0 million (US$28.5 million) for the three months ended March 31, 2021, an increase of 68.9% from RMB110.7 million in the same period last year. Due to the adoption of the inventory-owning model, the components of the Company’s cost of revenues were significantly different in the three months ended March 31, 2021 compared to the same period last year. As a result, the increase was primarily due to an increase in vehicle acquisition costs related to the Company building up its own inventory since September 2020.

Gross margin was 4.6% for the three months ended March 31, 2021, compared with negative 6.6% in the same period last year. Due to the adoption of the inventory-owning model, revenue recognition and the components of the Company’s cost of revenues were significantly different in the three months ended March 31, 2021 compared with the same period last year, which led to different margin profiles.

Total operating expenses were RMB124.4 million (US$19.0 million) for the three months ended March 31, 2021. Total operating expenses excluding the impact of share-based compensation were RMB125.0 million.

●	Sales and marketing expenses decreased by 79.9% year-over-year to RMB38.1 million (US$5.8 million) for the three months ended March 31, 2021. The decrease was mainly due to a decrease in employee compensation and benefits as a result of lower headcount, as well as a decrease in traffic acquisition cost. Share-based compensation expenses associated with sales and marketing expenses were nil during the quarter.

1 GMV is gross merchandise value as measured by gross selling price of used cars, excluding service fees charged.

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●	General and administrative expenses decreased by 13.4% year-over-year to RMB64.9 million (US$9.9 million) for the three months ended March 31, 2021. The decrease was mainly due to a decrease in employee compensation and benefits as a result of lower headcount, as well as a decrease in rent expenses and professional fees and was partially offset by severance costs as a result of the termination of certain employment contracts, and a reversal in share-based compensation expenses of RMB29.9 million for the three months ended March 31, 2020, as a result of forfeitures incurred by the termination of employment. General and administrative expenses excluding the impact of share-based compensation were RMB65.4 million.

●	Research and development expenses decreased by 54.0% year-over-year to RMB14.3 million (US$2.2 million) for the three months ended March 31, 2021. The decrease was primarily due to a decrease in employee compensation and benefits as a result of lower headcount, as well as a decrease in IT infrastructure service-related expenses. Research and development expenses excluding the impact of share-based compensation were RMB14.5 million.

●	Loss from guarantee liabilities was nil for the three months ended March 31, 2021. The Company adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” on January 1, 2020 under a modified retrospective method. Before the adoption of ASC 326, gain or loss related to guarantee liabilities accounted for under the greater of the amount determined based on ASC 460 and the amount determined under ASC 450 was recorded as “gain or loss from guarantee liabilities”. After the adoption of ASC 326, expected credit losses of contingent guarantee liabilities shall be accounted for in addition to and separately from the stand ready guarantee liabilities accounted for under ASC 460, and the provision for contingent guarantee liabilities is currently recorded within “provision for credit losses”; and the gain released from the stand ready guarantee liabilities accounted for under ASC 460 is currently recorded within “other operating income”.

●	Provision for credit losses, net was RMB7.1 million (US$1.1 million) for the three months ended March 31, 2021 due to a slight provision of receivables.

Non-GAAP adjusted loss from continuing operations which excludes the impact of share-based compensation was RMB98.0 million (US$15.0 million) for the three months ended March 31, 2021, compared with RMB2,218.1 million in the same period last year.

Net loss from continuing operations was RMB132.8 million (US$20.3 million) for the three months ended March 31, 2021, compared with RMB2,034.4 million in the same period last year.

Financial Results for the Twelve Months Ended March 31, 2021

Total revenues were RMB657.4 million (US$100.3 million) for the twelve months ended March 31, 2021, compared with RMB1,356.1 million for the twelve months ended March 31, 2020. The decrease was primarily due to reduced transaction volume and GMV1 as a result of the Company’s business model transformation and was partially offset by the revenue recognized on a gross basis as a result of the Company optimizing its own used car inventory for all sales.

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Retail vehicle sales revenue was RMB463.5 million (US$70.7 million) for the twelve months ended March 31, 2021, compared with nil for the twelve months ended March 31, 2020. For the twelve months ended March 31, 2021, retail transaction volume was 3,603 units, all of which were sold from the Company’s own inventory and therefore the corresponding revenue was recognized on a gross basis.

Wholesale vehicle sales revenue was RMB51.3 million (US$7.8 million) for the twelve months ended March 31, 2021, compared with nil for the twelve months ended March 31, 2020. Wholesale vehicle sales included sales of used vehicles acquired from individuals that did not meet the Company’s retail standards to list and sell through its proprietary ecommerce platform, and therefore, sold through offline dealerships.

Commission revenue was RMB42.0 million (US$6.4 million) for the twelve months ended March 31, 2021, compared with RMB610.6 million for the twelve months ended March 31, 2020. Value-added service revenue was RMB35.2 million (US$5.4 million) for the twelve months ended March 31, 2021, compared with RMB541.0 million for the twelve months ended March 31, 2020. The decreases were primarily due to lower transaction volume and GMV1, as well as the adoption of the inventory-owning model under which the Company ceased recognizing commission revenue and instead began to recognize vehicle sales revenue.

Other revenue was RMB65.4 million (US$10.0 million) for the twelve months ended March 31, 2021, compared with RMB204.5 million for the twelve months ended March 31, 2020. The decrease was mainly due to the divestiture of the Company’s salvage car related business in January 2020.

Cost of revenues was RMB673.7 million (US$102.8 million) for the twelve months ended March 31, 2021, an increase of 4.7% from RMB643.6 million for the twelve months ended March 31, 2020. Commencing from the third quarter of fiscal year 2021, the components of the Company’s cost of revenues were significantly different due to the adoption of the inventory-owning model. As a result, the increase was primarily due to an increase in vehicle acquisition costs relating to the Company acquiring its own inventory since September 2020, but was partially offset by a decrease in compensation and benefits for employees engaged in car inspection, quality control, and a decrease in fulfillment cost due to lower transaction volume.

Gross margin was negative 2.5% for the twelve months ended March 31, 2021, compared with 52.5% for the twelve months ended March 31, 2020.

Total operating expenses were RMB782.7 million (US$119.5 million) for the twelve months ended March 31, 2021. Total operating expenses excluding the impact of share-based compensation were RMB803.9 million.

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●	Sales and marketing expenses decreased by 67.0% year-over-year to RMB339.0 million (US$51.7 million) for the twelve months ended March 31, 2021. Due to the adoption of the inventory-owning model, compensation and benefits for most of the employees engaged in car sourcing, inspection as well as costs related to outbound logistics, are now classified as sales and marketing expenses, whereas before such costs were classified as cost of revenues. The decrease was mainly due to a decrease in compensation and benefits expenses as a result of headcount reduction as well as a decrease in traffic acquisition cost, which was partially offset by an increase in costs related to outbound logistics as a result of the aforementioned changes in classification due to the change of the Company’s business model. Sales and marketing expenses excluding the impact of share-based compensation were RMB334.0 million.

●	General and administrative expenses decreased by 28.7% year-over-year to RMB277.9 million (US$42.4 million) for the twelve months ended March 31, 2021. The decrease was mainly due to a decrease in compensation and benefits expenses as a result of headcount reduction, decreases in rent expenses and professional fees, as well as a reversal in share-based compensation expenses as a result of forfeitures incurred by the termination of employment. General and administrative expenses excluding the impact of share-based compensation were RMB302.0 million.

●	Research and development expenses decreased by 46.5% year-over-year to RMB74.1 million (US$11.3 million) for the twelve months ended March 31, 2021. The decrease was primarily due to a decrease in compensation and benefits expenses as a result of headcount reduction as well as a decrease in IT infrastructure service-related expenses. Research and development expenses excluding the impact of share-based compensation were RMB76.4 million.

●	Loss from guarantee liabilities was nil for the twelve months ended March 31, 2021. The Company incurred guarantee liabilities associated with the remaining guarantee obligations from its historically facilitated loans that were not transferred to Golden Pacer, which were later settled with WeBank in August 2020. The Company adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” on January 1, 2020 under a modified retrospective method. Before the adoption of ASC 326, gain or loss related to guarantee liabilities accounted for under the greater of the amount determined based on ASC 460 and the amount determined under ASC 450 was recorded as “gain or loss from guarantee liabilities”. After the adoption of ASC 326, expected credit losses of contingent guarantee liabilities shall be accounted for in addition to and separately from the stand ready guarantee liabilities accounted for under ASC 460, and the provision for contingent guarantee liabilities is currently recorded within “provision for credit losses”; and the gain released from the stand ready guarantee liabilities accounted for under ASC 460 is currently recorded within “other operating income”.

●	Provision for credit losses, net was RMB91.6 million (US$14.0 million) for the twelve months ended March 31, 2021 due to slight provision accruals of both advance to sellers and loan recognized as a result of payment under the guarantee.

Non-GAAP adjusted loss from continuing operations which excludes the impact of share-based compensation was RMB571.7 million (US$87.3 million) for the twelve months ended March 31, 2021, compared with RMB3,180.3 million for the twelve months ended March 31, 2020.

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Net loss from continuing operations was RMB717.0 million (US$109.4 million) for the twelve months ended March 31, 2021, compared with RMB3,066.5 million for the twelve months ended March 31, 2020.

As of March 31, 2021, the Company had cash and cash equivalents of RMB192.6 million (US$29.4 million).

Liquidity

The COVID-19 pandemic has caused a general slowdown in economic activity, and the weakened consumer confidence and spending power resulted in a relatively slow recovery in transaction volumes. These factors have materially and adversely affected the Company’s business, results of operations, financial condition and cash flows. Although China’s economy has been gradually recovering in the past few months, and the used car market has been slowly picking up since April 2020 as the industry’s infrastructure and supply chain started to resume operations, the impact of the pandemic may continue to create significant challenges and uncertainties for the market environment as the COVID-19 pandemic continues to evolve and its full impact will still depend on future developments.

In response to the current economic situation, the Company has taken actions to improve its liquidity and cash position. As disclosed in the earnings release for the quarter ended June 30, 2020, the Company entered into a modified supplemental agreement in July 2020 with a financing partner to settle its remaining guarantee liabilities associated with historically facilitated loans. Under the modified supplemental agreement, the Company is able to settle its obligations by making installment payments through to 2025, which will reduce the Company’s cash outflow commitments over the next few years. The Company also entered into agreements with one of its convertible note holders in July 2020 to convert the notes into the Company’s Class A ordinary shares, and thereby eliminate the obligation to repay the notes. In addition, the Company entered into definitive agreements in October 2020 with two investors to issue and sell an aggregate of 84,692,839 Class A ordinary shares for an aggregate consideration of US$25,000,000, all of which was received pursuant to the agreements.

On June 14, 2021, the Company entered into definitive agreements with NIO Capital and Joy Capital, pursuant to which both investors have agreed to invest a total of up to US$315 million. The first tranche of this financing transaction was completed on July 12, 2021 and the Company has issued a total of 291,290,416 senior convertible preferred shares, equivalent to 97,096,805 American Depositary Shares (“ADSs”) to NIO Capital and Joy Capital for an aggregate amount of US$100 million. Concurrently, the Company has agreed with its convertible notes holders, including 58.com, TPG and Warburg Pincus, to convert their convertible notes in an aggregate principal amount of US$69 million into 66,990,291 Class A ordinary shares of the Company. On July 12, 2021, the conversion was completed and the underlying Class A ordinary shares were issued.

In addition, the Company entered into operating payables waiver agreements with several suppliers, pursuant to which the Company was exempted from the repayment of trade and other payables of approximately RMB120.4 million.

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Looking forward, the Company continues to control its cash outflows by decreasing overall costs and expenses through the upgrade of its used car transaction process and the migration of its sales channel completely online, as well as streamlining its business operations with stringent cost control measures.

Considering all the actions mentioned above, which have alleviated the substantial doubt on the Company’s ability to continue as a going concern, the Company believes that its current cash and cash equivalents, cash considerations received from recent financing transactions and the anticipated cash flows from operations will be sufficient to meet its anticipated working capital requirements for at least the next twelve months of operations.

Recent Update

On June 14, 2021, the Company entered into definitive agreements with NIO Capital and Joy Capital, pursuant to which both investors have agreed to invest a total of up to US$315 million into the Company.

On July 12, 2021, the Company announced the closing of the first tranche of its financing transaction of up to US$315 million announced on June 14, 2021, pursuant to which the Company has issued a total of 291,290,416 senior convertible preferred shares, equivalent to 97,096,805 American Depositary Shares (“ADSs”) of the Company, to NIO Capital and Joy Capital for an aggregate purchase amount of US$100 million. The Company’s convertible notes holders, including 58.com, TPG and Warburg Pincus, have converted their convertible notes in an aggregate principal amount of US$69 million into 66,990,291 Class A ordinary shares of the Company, equivalent to 22,330,097 ADSs. Concurrently, more than ten important investors, including NIO Capital, Joy Capital and the above-mentioned convertible notes holders have agreed not to sell their shares of the Company for a period of nine months commencing from July 12, 2021. Closings of the remaining tranches are subject to the terms and conditions stipulated in the agreements.

In addition, Uxin announced changes to its Board of Directors (the “Board”) pursuant to the arrangements stipulated in the agreements. Mr. William Bin Li and Mr. Erhai Liu have been appointed as directors of the Board, and Mr. Cheng Lu and Dr. Zhuang Yang have been appointed as independent directors of the Board, effective on July 12, 2021. Concurrently, Mr. Cheng Cheung Lun Julian, Mr. Qiang Chang Sun, Mr. Lin Cong, Mr. Muyuan Wang, Mr. Shun Lam Steven Tang and Mr. Yong Zhong Huang have resigned from their positions on the Board. Mr. Shun Lam Steven Tang and Mr. Yong Zhong Huang have also stepped down as members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of the Board, effective on July 12, 2021.

Business Outlook

We expect our total revenues to be in the range of RMB260 million to RMB280 million for the three months ended June 30, 2021. Non-GAAP adjusted loss from continuing operations is expected to be less than RMB50 million. This forecast reflects our current and preliminary views on the market and operational conditions, which are subject to changes.

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Conference Call

The Company’s management will host an earnings conference call at 8:00 AM on July 30, 2021 U.S. Eastern Time (8:00 PM on July 30, 2021 Beijing/Hong Kong time).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must preregister online prior to the call to receive the dial-in details.

Conference Call Preregistration

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/8584504. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call until August 6, 2021. The dial-in details for the replay are as follows:

U.S.:	+1 646 254 3697
International:	+61 2 8199 0299
Conference ID:	8584504

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading nationwide online used car dealer in China. With its offerings of high-quality used cars and best-in-class purchasing services, Uxin’s mission is to enable people to buy the car of their choice online. Uxin’s one-stop online shopping mall provides consumers with a nationwide selection of value-for-money used cars, various value-added products and services as well as comprehensive aftersales services. Its online sales consultants offer professional consulting to facilitate a convenient and efficient car purchase for consumers in a timely fashion. Its comprehensive fulfillment network supports nationwide logistics and delivery as well as title transfers between different cities across China so as to fulfill these online transactions.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses a non-GAAP measure, adjusted loss from continuing operations, adjusted net (loss)/income from continuing operations and adjusted net (loss)/earnings from continuing operations per share, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted loss from continuing operations excluding share-based compensation. The Company defines adjusted net (loss)/income from continuing operations as net (loss)/income from continuing operations excluding share-based compensation. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Adjusted net (loss)/income from continuing operations enables management to assess the Company’s operating results without considering the impact of share-based compensation, which is non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance as this measure excludes certain expenses that are not expected to result in cash payments.

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The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using adjusted net (loss)/income from continuing operations is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.5518 to US$1.00, representing the index rate as of March 31, 2021 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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For investor and media enquiries, please contact:

Investor Relations

Uxin Limited

Tel: +86 10 5691-6765

Email: ir@xin.com

Eric Yuan

Christensen

Tel: +86 10 5900 1548

Email: uxin@christensenir.com

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